UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2019
Commission File No.: 001-35773

REDHILL BIOPHARMA LTD.
(Translation of registrant's name into English)

21 Ha'arba'a Street, Tel Aviv, 64739, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Attached hereto and incorporated herein by reference is a Press Release issued by the Registrant entitled: "RedHill Biopharma Provides Full-Year 2018 Financial Results and Operational Highlights".

This Form 6-K is incorporated by reference into the Company's Registration Statements on Form S-8 filed with the Securities and Exchange Commission on May 2, 2013 (Registration No. 333-188286), on October 29, 2015 (Registration No. 333-207654), on July 25, 2017 (Registration No. 333-219441) and on May 23, 2018 (Registration No. 333-225122) and its Registration Statement on Form F-3 filed with the Securities and Exchange Commission on February 25, 2016 (Registration No. 333- 209702) and on July 23, 2018 (File No. 333-226278).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REDHILL BIOPHARMA LTD.
(Registrant)

Date: February 26, 2019	By: /s/ Dror Ben-Asher
Dror Ben-Asher
Chief Executive Officer